Filed by Heritage Financial Holding Corporation

Pursuant to Rule 425 of the Securities and Exchange Commission

Subject Company: Heritage Financial Holding Corporation

Commission File No.: 000-31823

This filing relates to the proposed transactions between Heritage Financial Holding Corporation (Heritage) and The Peoples Holding Company (Peoples) pursuant to the terms of an Agreement and Plan of Merger, dated July 15, 2004 (the Merger Agreement), by and among Heritage and Peoples. The Merger Agreement was filed with the U.S. Securities and Exchange Commission (the SEC) as an exhibit to the Current Report on Form 8-K filed by Heritage on July 20, 2004.

Heritage Financial Holding Corporation Announces Results for the Quarter Ended September 30, 2004

DECATUR, Ala. (November 5, 2004) — Heritage Financial Holding Corporation (OTC: HBFH), the parent company of Heritage Bank, today announced earnings for the third quarter of 2004 of $133,759 or $0.01 per share (basic), including $668,000 in after tax expenses related to the pending merger with Peoples Holding Company. This represents a 33% decrease from earnings of $200,298 or $0.02 per share (basic) for the same time period last year. Earnings for the nine months ended September 30, 2004, including merger related expenses, were $1,711,820 or $0.16 per share (basic) versus $1,234,945 or $0.12 per share (basic) for the same period in 2003. This represents an increase of $476,875 or 39% over the same time period last year. Total assets were $543,638,000 and total deposits were $388,977,000 as of September 30, 2004.

Heritage Financial Holding Corporation is a community bank holding company with headquarters in Decatur, Alabama. Heritage Bank has banking centers located in Birmingham, Decatur and Huntsville.

On July 15, 2004 Heritage Financial Holding Corporation signed a definitive agreement to merge with and into The Peoples Holding Company. The merger is expected to close in the first quarter of 2005 and is subject to regulatory and Heritage stockholder approval and other conditions set forth in the merger agreement.

Peoples filed with the SEC on October 6, 2004, a prospectus and other relevant materials in connection with the proposed merger with Heritage. The prospectus will be mailed to Heritage to its stockholders along with the related proxy materials for voting to approve the merger. Heritage stockholders are urged to read the prospectus and the other relevant materials when they become available because they will contain important information about Peoples, Heritage and the merger. The prospectus and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by Peoples by directing a request to: The Heritage Financial Holding Corporation, Attn: Investor Relations, 211 Lee Street NE, Decatur, Alabama 35601.

Stockholders are urged to read the prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Cautionary Statement Regarding Forward-Looking Statements

With the exception of historical information, this press release may contain forward-looking statements which involve a number of risks and uncertainties and which are made pursuant to the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information as a result of various factors including, but not limited to, changes in interest rates; significant changes in the economy which could materially change anticipated credit quality trends and the Company’s ability to generate loans; significant delay in or inability to execute strategic initiatives designed to grow revenue and/or control expenses; an increase in credit losses (including increases due to a worsening of general economic conditions); regulatory developments that may affect the Company’s business; financial, legal, regulatory, accounting or other changes that may affect investment in, or the overall performance of, a product or business, including changes in existing law and regulation affecting the banking industry and the financial services industry in general; and continued intense competition from numerous providers of products and services which compete with Heritage Bank; and other factors listed from time to time in the Company’s SEC reports including, but not limited to, the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (Part I, Item 1, Business – Cautionary Notice Regarding Forward-Looking Statements) as filed with the Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statements as a result of developments occurring after the issuance of this press release.